August 27, 2008

Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:          Essex Portfolio, L.P.
            File No. 333-44467-1
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008

Dear Mr. Woody:

Essex Property Trust, Inc. (the “Company” or “Essex”), as general partner of Essex Portfolio, L.P. (the “Essex Operating Partnership”), submits this letter in response to comments from the staff (the “Staff’) of the Securities and Exchange Commission (the “SEC”) received by facsimile, dated July 29, 2008, related to the above filings.

In this letter, we have recited the comments from the Staff in italicized, bold type, and have followed each comment with the response in regular type.  The numbering of the Essex Operating Partnership’s responses set forth corresponds to the numbering in the Staff’s letter.

Item 6. Selected Financial Data, page 28

1.
We have considered your response to our prior comment 1. It appears that your measure of Adjusted EBITDA eliminates certain recurring items.  Accordingly we continue to believe that you should provide all of the disclosures required by question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Please revise your discussion of Adjusted EBITDA to include these disclosures.

Response

The Essex Operating Partnership believes that Adjusted EBITDA and the interest coverage ratio are easily calculated by the users of the financial statements using the GAAP income statement. The Essex Operating Partnership will not include the calculation of Adjusted EBITDA or the interest coverage ratio in Item 6, the Selected Financial Data, in future filings. Therefore, no further discussion is considered necessary.

***

The Essex Operating Partnership hereby acknowledges that:

•	the Essex Operating Partnership is responsible for the adequacy and the accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	the Essex Operating Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Direct: +1 650 849 1706
Fax: +1 650 858 0139
Email: mdance@essexpropertytrust.com